PMU News Release #08-10 TSX, AMEX Symbol PMU

September 18, 2008

Pacific Rim Mining Announces Head Office Cutbacks

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has made additional cuts to its overhead by significantly reducing staffing levels in the Vancouver office including Peter Neilans, COO and April Hashimoto, CFO. These cuts are a response to difficult market conditions and ongoing delays in obtaining environmental and mining permits for the El Dorado project. Both Mr. Neilans and Ms. Hashimoto will continue their relationship with the Company on a consulting basis, with Ms. Hashimoto transitioning the Company to a contract accounting firm and Mr. Neilans managing the completion of the El Dorado feasibility study.

“We must preserve capital,” states Tom Shrake, President and CEO. Both Pete and April have contributed greatly to the Company over the past several years and will continue to lend their expertise going forward. We thank them for their service to the Company. We are tightening our belt as necessary and remain focused on securing the permits required to develop El Dorado so that the value we have built in the project can be realized by our shareholders.”

About the Company
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and with development and exploration assets in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward Looking Information
Information set forth in this document concerning the Company’s plans for its properties, operations and other matters may involve forward-looking statements. By their nature, forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the potential for and depth of future layoffs; the timing for completion of the El Dorado feasibility study; the granting of the necessary permits to develop and exploit the El Dorado project; the availability of sufficient funding to proceed with the Company’s existing exploration, development, operational and corporate plans; and other risks and uncertainties related to the Company’s prospects, properties and business strategy factors detailed in the Company’s Canadian and U.S. regulatory filings.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com